Exhibit 10.14

June 19, 2013

Mr. David D. Petratis
[Address Redacted]

Dear David:

As you know, it is the intent of the Ingersoll Rand Board of Directors (“Ingersoll Rand Board”) to spin-off their residential security and commercial security businesses into a separate, standalone publicly traded company (“Allegion plc” hereinafter Allegion) in late 2013. Therefore, I am pleased to present you with an offer of employment to join Allegion as its Chairman, President and Chief Executive Officer (“CEO”) reporting initially to the Ingersoll Rand Board, and then, at the time of the spin-off (“Transaction” or “Transaction Date”), to the Board of Directors of Allegion (“Allegion Board”). This position will be located in Carmel, Indiana and your employment date will be August 5, 2013 (“Employment Date”). I look forward to your acceptance of this offer and you leading Allegion to great success.

The compensation, benefits and other aspects of your offer are outlined below:

1.
Base Salary: Effective on your Employment Date, your base salary will be set at an annual rate of $900,000 (Nine Hundred Thousand U.S. dollars) which will be paid monthly by Ingersoll Rand, and then at the time of the Transaction, by Allegion in accordance with the appropriate payroll cycle for salaried U.S. employees. You will be eligible for base salary adjustments during the annual merit increase cycle based on criteria established by the Compensation Committee of Allegion (“Committee”).

2.
Annual Incentive: Effective on January 1, 2014, you will participate in an Annual Incentive Plan (“AIP”) for Allegion. The AIP will be designed and approved prior to the Transaction Date. Your annual opportunity is targeted at 110% of your base salary or $990,000. The actual award that you may receive can range from 0% to 200% of the target amount depending upon your performance and the performance of Allegion.

In 2013, you will have a prorated annual incentive target equal to $412,500 (5 months - August through December which is 41.7% x $990,000). Your actual award can range from $0 to $825,000 based on performance against objectives established by the Ingersoll Rand Board.

3.
Stock-Based Awards: Effective in 2014, you will be eligible to receive annual equity awards under the Allegion Incentive Stock Plan (“ISP”) as administered by the Committee. The ISP will be developed and approved for implementation prior to the Transaction Date. Your annual opportunity will have a target value of $3,000,000 and for 2014, will be denominated as follows:

•	Performance Share Units or “PSUs” (50% of the target value or $1,500,000);

•	Stock options (25% of the target value or $750,000), and

•	Restricted Stock Units or “RSUs” (25% of the target value or $750,000).
The terms and the design of these stock-based awards are intended to be similar in nature to awards provided to Ingersoll Rand plan participants; however, the final design will be determined by the Committee. For your reference, information related to the Ingersoll Rand equity program is attached (Attachment #1: 2013 Long-term Incentive Program).

The Performance Share Plan (“PSP”) will measure performance over a three-year period based on criteria established by the Committee. Therefore, the award granted to you in 2014 would be settled in early 2017 based on performance during the 2014 to 2016 measurement period.

Your first grant of stock options, RSUs, and PSUs is expected to occur within 90 days after the Transaction Date. Annual equity grants are contingent on and variable with your sustained performance and demonstrated leadership potential.

4.
Total Direct Compensation (“TDC”) Target: When you consider each of the above items, your TDC target is $4,890,000, which is an increase of 25.4% as compared to your TDC target at your current employer (refer to the summary provided on page 6).

5.
Cash - Sign-on Award: To compensate you for an estimated annual incentive compensation loss of $528,000 from your current employer, a cash payment equal to $530,000 will be made to you within 30 days of your Employment Date. Note, if you were to voluntarily terminate your employment within two years following your Employment Date (before August 5, 2015), the entire $530,000 payment must be repaid to Allegion. In the unlikely event that the transaction does not occur by June 1, 2014, this payment would not need to be repaid.

6.
RSU - Sign-on Award: To compensate you for an estimated loss of 62,416 unvested RSU’s (estimated value of $1,125,000 at $18.00 per share) and an estimated loss of $330,000 in unearned PSU value from your current employer, you will be granted 26,000 Ingersoll Rand RSUs (26,000 x $58.00 = $1,508,000). These RSUs will be granted at the next meeting of the Ingersoll Rand Compensation Committee (“Ingersoll Rand Committee”) immediately following your Employment Date, which is scheduled for August 8, 2013. All Ingersoll Rand RSUs will cliff vest 3 years after the date of grant and will be converted to RSUs of Allegion on the Transaction Date (the original terms and conditions would apply). In the unlikely event that the transaction does not occur by June 1, 2014, all Ingersoll Rand RSUs will immediately vest.

7.	PSU - Additional Awards: To begin participating in the Allegion PSP consistent with other Allegion executives, you will be provided with two additional PSU awards:

a.
The first grant will be based on 2014 performance and will have a target value of $500,000 (33.3% of the $1,500,000 PSU target). The actual number of PSUs earned will be based on metrics established by the Committee and settled in early 2015.

b.
The second grant will be based on 2014 to 2015 measurement period and will have a target value of $1,000,000 (66.7% of the 1,500,000 PSU target). The actual number of PSUs earned will be based on metrics established by the Committee and settled in early 2016.

Both of these additional grants will be made at the same time that other equity grants are made to employees of Allegion (within 90 days after the Transaction).

8.
Supplemental Executive Retirement Plan (“SERP”): Effective on the Transaction Date, you will participate in a SERP which will “mirror” the Ingersoll Rand Elected Officer Supplement Program (“EOSP”) with service credits beginning as of your Employment Date. A SERP is a non-qualified defined benefit pension plan that will substantially augment the retirement program value provided by Allegion. You will vest in this benefit after five (5) years of service from your Employment Date. A brief summary of the Ingersoll Rand EOSP as well as projected benefit values at various ages is attached (Attachment #2: Elected Officer’s Supplemental Program). Note, the projected values provided are for illustration purposes and are subject to change based on the interest rates in effective at the time of retirement, actual compensation earned, and other factors.

9.
Employee Benefit Programs: Effective on your Employment Date, you will be eligible to participate in all applicable benefit programs offered to Ingersoll Rand salaried U. S. employees in accordance with the applicable terms and conditions. These include qualified and non-qualified 401k plans, medical, life, etc. Immediately after the Transaction, you will begin participating in the Allegion qualified and non-qualified 401k plans. Furthermore, on January 1, 2014 you will become a participant in Allegion health and welfare plans (without any lapse in coverage regardless of when the Transaction occurs). It is the intent of the Ingersoll Rand Committee to provide employees of Allegion benefits that are similar in design and value as those provided by Ingersoll Rand. For your reference, information related to Ingersoll Rand benefit plans is attached (Attachment #3: 2013 Benefits Summary).

10.	Other Benefits: In addition to the above, as an Officer of Allegion, the following programs will be available to you:

a.	Deferred Compensation Plan: You will be eligible to participate in a deferred compensation plan that will be established by Allegion and will become effective immediately after the Transaction Date.

b.
Automobile Allowance:     Effective on your Employment Date, you will receive a car allowance in the amount of $1,500 per month ($18,000 annually), which is intended to cover lease payments, gas, maintenance, insurance, etc. The entire amount of this allowance will be imputed to your annual income.

c.
Financial Counseling:     Effective on your Employment Date, you will be eligible for a tax, estate, and financial planning services allowance up to $11,000 in your first year and up to $9,000 annually thereafter. The entire allowance will be imputed to your annual income.

d.
Executive Health Program: Effective on your Employment Date, you will be eligible to participate in an executive physical examination program that will be established for Allegion in an amount not to exceed $1,500 annually.

11.
Vacation: Beginning on your Employment Date, you will be eligible for paid vacation, which in your case is four (4) weeks. Vacation days will be earned and accrued on a monthly basis each calendar year.

12.
Change-in-Control: Beginning on the Transaction Date, you will participate in the Allegion Change in Control Plan (“CIC Plan”), which provides economic security in the form of cash payments and enhanced coverage under certain benefit plans in the event of a loss of job caused by the sale of all or a substantial part of Allegion (in accordance with the CIC Plan). Your severance payment under the CIC Plan will be equal to 2 times your base salary plus your annual incentive target. No excise tax gross-ups will be provided, however, your CIC related cash severance benefit will be adjusted to provide you with the greater after-tax benefit between:

a.	Cash severance payments paid in full, with you being responsible for all taxes incurred, or

b.	Cash severance payments reduced to avoid triggering excise taxes.

13.
Major Restructuring Severance: The Major Restructuring Severance Plan covers termination scenarios up to one year from the Transaction Date. In the unlikely event you were to: 1) involuntarily lose your job (other than for cause or performance), or, 2) the Transaction does not occur by June 1, 2014 or it does not occur in the manner contemplated by the parties (i.e., a third party takes control or substantial control over Allegion) and you resign for good reason, you would receive a cash payment equal to 2.5x your current base salary, 2.5x your current AIP target, and a prorated payout of your AIP award based on time actually worked and adjusted for Company and individual performance during the fiscal year in which termination occurred. A copy of the Major Restructuring Severance Plan is attached for your reference (Attachment #4 - Major Restructuring Severance Plan).

14.
Severance: Following the expiration of the Major Restructuring Severance Plan, in the unlikely event of your involuntary termination from Allegion other than for cause, in exchange for a signed severance agreement in a form acceptable to Allegion along with a release of all claims you may have or allege, you will receive: a) severance of two year’s base salary paid in cash within 30 days of your termination plus, b) the amount of any AIP up to your prorated (to the last day worked) target for the plan year in which you are terminated, which would be paid in accordance with plan provisions.

15.
Relocation:     To assist you in relocating to Carmel or Indianapolis, Indiana, you will be eligible for a relocation allowance for qualifying, documented expenses not to exceed $55,000. Any allowance provided will be imputed as income and will be taxable to you. In addition, you will be provided with temporary living arrangements for up to 12 months from your Employment Date (not to exceed $5,000 per month).

Lastly, you will be expected to move to Carmel or Indianapolis, Indiana within one year of your Employment Date.

16.
Stock Ownership: Based on your role in Allegion, you are restricted from transactions involving ordinary shares of Company stock (exercising options, moving in or out of ordinary shares held in company plans, or buying or selling ordinary shares on the open market) except during designated window periods. Furthermore, you will be required to comply with the Allegion stock ownership requirements, which is $5,000,000 for the CEO. You will have 5 years to reach this ownership level (at a rate of 20% per year). For your reference, attached is a summary of the Stock Ownership guidelines (Attachment #5 - Stock Ownership Guidelines - Allegion).

This offer is contingent upon your acceptance of the Non-Compete and Proprietary Information agreements as well as satisfying the Conditions of Offer outlined on page 5. To accept this offer, please sign the “Conditions of Offer” section below, the Non-Competition and No-Customer Solicitation Agreement (Attachment #6), and the Proprietary Information Agreement (Attachment #7) and return in the enclosed UPS envelope to the attention of Jeff Blair, Vice President of Total Rewards.

David, we all believe that you will make a significant contribution to the Company and look forward to your leadership. If you have any questions about the details of the various plans and benefits above, please feel free to call Marcia Avedon at [Redacted], or Jeff Blair at [Redacted]. For any other questions, please feel free to contact me at [Redacted].

Sincerely,
/s/ Michael W. Lamach
Michael W. Lamach
Chairman and Chief Executive Officer

cc:     Marcia Avedon
Jeff Blair

Attachments:

Long-Term Incentive (LTI) Program
Elected Officer Supplemental Program
2013 Benefits Summary
Major Restructuring Severance Plan
Stock Ownership Guidelines - Allegion
Non-Competition and No-Customer Solicitation
Proprietary Information Agreement
Letter from Craig Mundy

Conditions of Offer:
This offer is contingent upon the following:

1.
Verification of information signed and submitted in connection with the Ingersoll Rand employment application and authorization for Release of Personal Data Records Information (performed by Verifications, Inc.). *

2.	Passing the required drug and alcohol screening. All test results will be handled in strict confidence (performed by Verifications, Inc.).*

3.
Providing proof of identity and employment eligibility pursuant to the Immigration Reform and Control Act of 1986 within three (3) working days after the actual commencement of work. After submitting your acceptance of employment, you will be provided with instructions for completing this requirement along with a list of acceptable verification documents.

4.
Understanding and agreement that your employment is to be “at will”. This means that you or the Company, for any reason or no reason, may terminate employment and that nothing in this offer is intended to create a contract of employment for any period of time.

5.	Understanding, agreeing, signing and returning the Non-Compete and Proprietary Information agreements.

6.	Your acceptance and execution of this offer in the space provided below, and its receipt by Jeff Blair, Vice President of Total Rewards, no later than two weeks following the date of the offer.

•	Note: Refer to the enclosed letter from Craig Mundy, Vice President, Enterprise Leaning and Talent Management (Attachment #8).

CANDIDATE ACCEPTANCE

I accept your offer of employment as the Chairman, President and Chief Executive Officer of Allegion and agree to the conditions herein and in the offer letter.

/s/ David Petratis            July 2, 2013
Mr. David Petratis            Date

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